02016587

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Cendant Mortgage Capital LLC
Exact Name of Registrant as Specified in Charter

1158653
Registrant CIK Number

Form 8-K, February 25, 2002, CDMC Mortgage Pass-Through Certificates, Series 2002-1

333-68978

Name of Person Filing the Document
(If Other than the Registrant)

RECEIVED
FEB 27 2002

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

[TPW: NYLEGAL:45165.1] 18611-00035 02/25/02 07:20pm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENDANT MORTGAGE CAPITAL LLC

By:____________________________________

Name: Joseph Suter

Title: Senior Vice President

Dated: February 27, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENDANT MORTGAGE CAPITAL LLC

By: /s/: Joseph Suter
Name: Joseph Suter
Title: Senior Vice President

Dated: February 25, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

WHOLE LOAN CMO NEW ISSUE

CENDANT MORTGAGE CAPITAL LLC

CDMC MORTGAGE PASS-THROUGH CERTIFICATES SERIES 2002-1

$250,000,000
(Approximate)

CENDANT
Mortgage

Cendant Mortgage Capital LLC
Depositor

Citibank, N.A.
Trustee

Cendant Mortgage Corporation
Master Servicer

Cendant Mortgage Corporation and Bishops Gate Residential Mortgage Trust
Sellers

Credit Suisse First Boston Corporation
Underwriter

Closing Date: February 27, 2002

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston Corporation. Neither the Issuer of the Certificates, the Depositor, nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information addresses only certain aspects of the applicable Certificates' characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the Certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Corporation trading desk at (212) 538-3831.

CDMC MORTGAGE PASS-THROUGH CERTIFICATES SERIES 2002-1

I. TRANSACTION SUMMARY

OFFERED CERTIFICATES (1), (2), (3), (4)

Class	Original Principal Balance	Coupon (%)	Expected Weighted Average Life (years)	Certificate Type	Principal Window	Proposed Ratings (S&P/Moody's)
A-1	$168,072,000	6.25	3.37	Senior	3/02 – 4/09	AAA/Aaa
A-2	$21,000,000	6.25	13.15	Senior / Accrual	9/10 – 12/31	AAA/Aaa
A-3	$10,503,000	6.25	3.50	Senior / Accret. Directed	3/02 – 9/08	AAA/Aaa
A-4	$24,250,000	6.25	11.29	Senior / Lockout	3/07 – 12/31	AAA/Aaa
A-5	$18,675,000	6.25	7.75	Senior / Accret. Directed	9/08 –9/10	AAA/Aaa
R	(5)	6.25	-	Senior / Residual	-	AAA/--
B-1	$3,750,000	6.25	10.75	Subordinate	3/02 – 12/31	AA/--
B-2	$1,250,000	6.25	10.75	Subordinate	3/02 – 12/31	A/A3
B-3	$1,125,000	6.25	10.75	Subordinate	3/02 – 12/31	BBB/Baa3

NON-OFFERED CERTIFICATES (1), (2), (3), (4)

Class	Original Principal Balance	Coupon (%)	Expected Weighted Average Life (years)	Certificate Type	Principal Window	Proposed Ratings (S&P/Moody's)
P	(6)	(7)	-	Senior / Principal Only	-	AAA/Aaa
X	(8)	6.25	-	Senior / Interest Only	-	AAA/Aaa
B-4	$500,000	6.25	10.75	Subordinate	3/02 – 12/31	BB/Ba3
B-5 *	$375,000	6.25	10.75	Subordinate	3/02 – 12/31	B/--
B-6 *	$500,000	6.25	10.75	Subordinate	3/02 – 12/31	NR/--

* Will be offered as a package

Notes:
(1) Balances subject to a 5% variance
(2) Assumes Pricing Speed of 275 PSA
(3) The Certificates are priced to maturity (assumes no exercise of optional 10% clean-up call).
(4) Final subordination levels will be determined upon final rating agency analysis.
For purposes of this document it is assumed total subordination to AAA/Aaa is equal to 3.00%.
(5) Non-Economic Residual.
(6) The balance of the Class P Certificates will equal the Class P Fraction of all the Class P Mortgage Loans.
(7) The Class P Certificates will not bear interest.
(8) The Class X Certificates will not be entitled to principal. Interest will accrue on a notional balance derived from the Premium Rate Mortgage Loans.

THE COLLATERAL

- Conventional one-to-four family, fixed rate mortgage loans secured by first liens on residential mortgage properties.
- The actual pool balance as of the Closing date is expected to be approximately $250,000,000

CDMC MORTGAGE PASS-THROUGH CERTIFICATES SERIES 2002-1

II. TRANSACTION OVERVIEW

Sole Underwriter:	Credit Suisse First Boston Corporation ("CSFB") (sole manager).
Depositor:	Cendant Mortgage Capital LLC
Sellers:	Cendant Mortgage Corporation and Bishops Gate Residential Mortgage Trust
Master Servicer:	Cendant Mortgage Corporation
Trustee:	Citibank, N.A. ("Citibank")
Cut-Off Date:	February 01, 2002
Closing Date:	On or about February 27, 2002
Investor Settlement Date:	On or about February 28, 2002
Distribution Date:	25th day of each month (or the next business day), commencing March 2002.
Delay Days:	24 days.
Optional Call:	The transaction will have an optional 10% clean-up call.
Federal Tax Aspects:	The Trust will be established as a REMIC for federal income tax purposes.
ERISA Eligibility:	Classes A-1, A-2, A-3, A-4, A-5, B-1, B-2 and B-3 are expected to be ERISA eligible (subject to the considerations and conditions described in the Prospectus and Prospectus Supplement).
SMMEA Eligibility:	Classes A-1, A-2, A-3, A-4, A-5 and B-1 are expected to be SMMEA eligible (subject to the considerations and conditions described in the Prospectus and Prospectus Supplement).
Denominations:	The Class A, Class B-1, Class B-2, and Class B-3 Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof.
Prepayment Period:	The calendar month preceding the month in which the related distribution date occurs.
P&I Advances:	The Master Servicer will be required to advance amounts with respect to delinquent payments of principal and interest on the mortgage loans to the extent that those advances are, in its reasonable judgment, recoverable from future payments or collections on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.
Pricing Prepayment Speed:	275 PSA (assumes no exercise of optional 10% clean-up call).
Registration:	Delivery of the Offered Certificates (other than the Class R Certificates) will be made available through DTC, Clearstream, Luxembourg and Euroclear.
Accrual Period:	The calendar month immediately preceding that distribution date.
Prepayment Interest Shortfall:	The amount by which interest paid by a borrower in connection with a full or partial prepayment of principal on a mortgage loan is less than one month's interest at the related mortgage rate, net of the related servicing fee, on the Stated Principal Balance of the mortgage loan.

Compensating Interest: As to any mortgage loan that was the subject of (a) a prepayment in full during the related Prepayment Period, an amount equal to the excess of one month's interest at the net mortgage rate on the Stated Principal Balance of such mortgage loan over the amount of interest (adjusted to the net mortgage rate) paid by the mortgagor for such Prepayment Period to the date of such prepayment in full or (b) a curtailment during the prior calendar month, an amount equal to one month's interest at the net mortgage rate on the amount of such curtailment. Compensating Interest paid by the master servicer will be limited to the aggregate servicing fee payable to the master servicer for the related calendar month.

Priority of Distributions Among Certificates: Distributions will in general be made to the extent of the Available Funds in the order and priority as follows:

1) To the Senior Certificates entitled to interest, accrued and unpaid interest, pro rata;

2) To the Class P Certificates, the Class P Principal Distribution Amount;

3) To the Senior Certificates entitled to principal, other than the Class P Certificates, the Senior Principal Distribution Amount;

4) To the Class P Certificates, any Class P Deferred Amounts, as described in the prospectus supplement;

5) To each class of Subordinate Certificates, interest and then principal in increasing order of numerical class designation, with both interest and principal being paid to one class before any payments are made to the next class; and

6) To the Class R Certificates, the remainder (which is expected to be zero) of all Available Funds

Lockout Adjusted Percentage: (1) 0% for any distribution date occurring prior to the distribution date in March 2007 and (2) the Lockout Percentage for any distribution date occurring on or after the distribution date in March 2007.

Lockout Liquidation Amount: The aggregate, for each mortgage loan that became a Liquidated Mortgage Loan during the calendar month preceding the month of the distribution date, of the lesser of: (1) the Lockout Adjusted Percentage of the Stated Principal Balance of that mortgage loan, exclusive of the Class P Fraction related to that mortgage loan, for any Class P Mortgage Loan and (2) the Lockout Adjusted Percentage of the Liquidation Principal for that mortgage loan.

Lockout Principal Distribution Amount: For any distribution date, the sum of: (a) the Lockout Adjusted Percentage of the Principal Payment Amount, exclusive of the portion of that Principal Payment Amount attributable to the Class P Principal Distribution Amount; (b) the Lockout Prepayment Percentage of the Principal Prepayment Amount, exclusive of the portion of that Principal Payment Amount attributable to the Class P Principal Distribution Amount; and (c) the Lockout Liquidation Amount.

Lockout Percentage:

For any distribution date the lesser of:

1) 100% and

2) the Certificate Principal Balance of the Class A-4 Certificates divided by the aggregate Stated Principal Balance of the mortgage loans, less the Class P Principal Balance, in each case immediately prior to the distribution date.

Lockout Prepayment Percentage:

For any distribution date, the product of the Lockout Percentage and the Step Down Percentage.

Step Down Percentage:

For any distribution date, the percentage indicated below:

Distribution Date Occurring in;	Step Down Percentage;
March 2002 through February 2007	0%
March 2007 through February 2008	30%
March 2008 through February 2009	40%
March 2009 through February 2010	60%
March 2010 through February 2011	80%
March 2011 and thereafter	100%

Class A-2 Accrual Amount:

On each Distribution Date on or before the Class A-2 accretion termination date, an amount equal to the accrued interest that would otherwise be distributable in respect of the Class A-2 Certificates on that Distribution Date will instead be added to the Class A-2 Principal Balance, and that amount will be distributed sequentially, as principal, as follows:

1) To the Class A-3 Certificates, until the Class A-3 Principal Balance has been reduced to zero.

2) To the Class A-5 Certificates, until the Class A-5 Principal Balance has been reduced to zero.

3) To the Class A-2 Certificates.

Distributions of Principal - Senior Principal Distribution Amount:

On each distribution date, to the extent of Available Funds for that distribution date, up to the amount of the Senior Principal Distribution Amount for that distribution date, will be distributed as principal to the following classes of Senior Certificates in the following order of priority:

1) To the Class R Certificates, until the class principal balance of that class has been reduced to zero;

2) To the Class A-4 Certificates, the Lockout Principal Distribution Amount, until the class principal balance of that class has been reduced to zero;

3) To the Class A-1 Certificates, until the Class A-1 Principal Balance has been reduced to zero.

4) Sequentially to the Class A-3, Class A-5 and Class A-2 Certificates, until the class principal balance of each class has been reduced to zero.

5) To the Class A-4 Certificates, until the class principal balance of that class has been reduced to zero.

Distributions of Principal – Subordinate Principal Distribution Amount:

On each distribution date, to the extent of Available Funds for that distribution date, up to the amount of the Subordinate Principal Distribution Amount for that distribution date, will be distributed as principal to the Subordinate Certificates. Except as provided in the following paragraph, each class of Subordinate Certificates will be entitled to receive its pro rata share, based on its respective Certificate Principal Balance, of that Subordinate Principal Distribution Amount.

For each class of Subordinate Certificates, if on any distribution date the related Subordination Level of that class is less than that percentage as of the closing date, no distributions of principal prepayments in full and partial principal prepayments will be made to any class or classes of Subordinate Certificates junior to that class. The amount otherwise distributable to the those classes relating to those principal prepayments in full and partial principal prepayments will be allocated among the remaining classes of Subordinate Certificates, pro rata, based on their respective Certificate Principal Balances.

Subordination Level:

On any distribution date for any class of Subordinate Certificates, the percentage obtained by dividing the sum of the Certificate Principal Balances of all classes of certificates which are subordinate in right of payment to that class by the sum of the Certificate Principal Balances of all classes of certificates, in each case immediately prior to that distribution date.

CDMC MORTGAGE PASS-THROUGH CERTIFICATES SERIES 2002-1

III. PREPAYMENT SENSITIVITY TABLES

Class A-1

PSA:	100%	200%	275%	400%	500%
Price					
100-10	6.20%	6.14%	6.09%	6.03%	5.99%
100-14	6.18	6.10	6.05	5.97	5.92
100-18	6.16	6.07	6.01	5.92	5.86
100-22	6.13	6.03	5.96	5.87	5.80
100-26	6.11	6.00	5.92	5.81	5.74
Average Life (years)	7.30	4.31	3.37	2.58	2.23
Principal Window (months)	Mar02 – Mar19	Mar02 – Dec11	Mar02 – Apr09	Mar02 – Feb07	Mar02 – Apr06

Class A-2

PSA:	100%	200%	275%	400%	500%
Price					
88-25+	6.91%	7.11%	7.31%	7.77%	8.30%
89-1+	6.90	7.09	7.28	7.74	8.26
89-9+	6.88	7.07	7.26	7.70	8.21
89-17+	6.87	7.05	7.24	7.67	8.16
89-25+	6.85	7.03	7.21	7.63	8.11
Average Life (years)	22.67	16.56	13.15	8.64	6.08
First Principal Payment	Mar19 – Dec31	Mar13 – Dec31	Sep10 – Dec31	Apr08 – Dec31	Feb07 – Sep10

Class A-3

PSA:	100%	200%	275%	400%	500%
Price					
103-0	5.22%	5.22%	5.22%	5.17%	5.08%
103-4	5.18	5.18	5.18	5.12	5.03
103-8	5.14	5.14	5.14	5.08	4.99
103-12	5.10	5.10	5.10	5.04	4.94
103-16	5.06	5.06	5.06	5.00	4.90
Average Life (years)	3.50	3.50	3.50	3.30	3.02
Principal Window (months)	Mar02- Sep08	Mar02- Sep08	Mar02 - Sep08	Mar02- Apr07	Mar02- Jun06

CDMC MORTGAGE PASS-THROUGH CERTIFICATES SERIES 2002-1

III. PREPAYMENT SENSITIVITY TABLES (continued)

Class A-4

PSA:	100%	200%	275%	400%	500%
Price					
97-15	6.57%	6.60%	**6.62%**	6.64%	6.66%
97-21	6.55	6.58	**6.59**	6.62	6.63
97-27	6.53	6.55	**6.57**	6.59	6.60
98-1	6.51	6.53	**6.54**	6.56	6.58
98-7	6.49	6.51	**6.52**	6.53	6.55
Average Life (years)	15.49	12.63	**11.29**	9.86	9.04
Principal Window (months)	Mar07 – Dec31	Mar07 – Dec31	**Mar07 – Dec31**	Mar07 – Dec31	Mar07 – Dec31

Class A-5

PSA:	100%	200%	275%	400%	500%
Price					
99-10+	6.37%	6.37%	**6.38%**	6.40%	6.41%
99-16+	6.35	6.35	**6.35**	6.35	6.36
99-22+	6.32	6.32	**6.32**	6.31	6.31
99-28+	6.30	6.29	**6.29**	6.27	6.26
100-2+	6.27	6.27	**6.26**	6.23	6.21
Average Life (years)	10.56	9.59	**7.75**	5.59	4.62
Principal Window (months)	Sep08 – Feb16	Sep08 – Mar13	**Aug08 – Sep10**	Apr07 – Apr08	Jun06 – Feb07

Subordinate Bonds

PSA:	100%	200%	275%	400%	500%
Average Life (years)	14.70	12.01	**10.75**	9.41	8.72
Principal Window (months)	Mar02 – Dec31	Mar02 – Dec31	**Mar02- Dec31**	Mar02 – Dec31	Mar02 – Dec31

CDMC MORTGAGE PASS-THROUGH CERTIFICATES SERIES 2002-1

IV. PRELIMINARY COLLATERAL DESCRIPTION*

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE POOL CONTAINED IN THE PROSPECTUS SUPPLEMENT RELATING TO THE CERTIFICATES

Pool Balance	$250,000,000 (approximate)
Gross WAC	6.744%
WAM	354
California Percentage	<= 30.00%
Weighted Average FICO	746
Average Loan Balance	$428,770
Maximum Loan Balance	$1,641,588
Minimum Loan Balance	$51,728
Full/Alt Documentation	92.7%
Occupancy	
Primary	96.1%
Second	3.6
Investment	0.3
Property Type	
Single Family Detached	77.5%
PUD/Detached	15.7
Condo	4.1
PUD/Attached	0.7
Single Family Attached	0.9
2-4 Family	0.6
Co-op	0.6
Loan Purpose	
Purchase	36.5%
Refinance	40.0
Cash Out	23.5

* All data is preliminary and subject to a +/-5% variance.

CMO Desk

Yields Given Prices Report CDMC02-1AR5 30 year 6.2's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 02/12/2002 16:27:43

Bond: A1 Balance: 179,549,000 Coupon: 6.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 2/01/2002
Settlement Date: 2/28/2002 WHOLE 30 year WAC: 6.74 WAM: 358.00

Months 480	PSA 100	PSA 150	PSA 200	PSA 250	PSA 275	PSA 400	PSA 500	PSA 750	PSA 1000	PSA 1200
99-17.50	6.345	6.348	6.351	6.354	6.355	6.361	6.366	6.375	6.383	6.388
99-21.50	6.322	6.320	6.318	6.315	6.314	6.310	6.306	6.299	6.293	6.289
99-25.50	6.300	6.293	6.285	6.277	6.274	6.258	6.247	6.224	6.204	6.190
99-29.50	6.278	6.265	6.252	6.239	6.233	6.206	6.188	6.148	6.115	6.091
100-01.50	6.256	6.238	6.219	6.201	6.193	6.155	6.129	6.073	6.026	5.992
100-05.50	6.234	6.211	6.187	6.164	6.153	6.103	6.070	5.998	5.937	5.893
100-09.50	6.212	6.183	6.154	6.126	6.112	6.052	6.011	5.923	5.848	5.795
100-13.50	6.190	6.156	6.122	6.088	6.072	6.001	5.952	5.848	5.760	5.697
100-17.50	6.169	6.129	6.089	6.050	6.032	5.950	5.893	5.773	5.672	5.598
100-21.50	6.147	6.102	6.057	6.013	5.992	5.899	5.835	5.698	5.583	5.501
*100-25.50	6.125	6.075	6.024	5.975	5.952	5.848	5.776	5.624	5.496	5.403
100-29.50	6.103	6.048	5.992	5.938	5.912	5.797	5.718	5.549	5.408	5.305
101-01.50	6.082	6.021	5.960	5.901	5.872	5.746	5.660	5.475	5.320	5.208
101-05.50	6.060	5.994	5.928	5.863	5.833	5.696	5.601	5.401	5.233	5.111
101-09.50	6.039	5.967	5.896	5.826	5.793	5.645	5.543	5.327	5.145	5.014
101-13.50	6.017	5.941	5.864	5.789	5.753	5.595	5.485	5.254	5.058	4.917
101-17.50	5.996	5.914	5.832	5.752	5.714	5.544	5.428	5.180	4.971	4.821
101-21.50	5.974	5.887	5.800	5.715	5.675	5.494	5.370	5.106	4.885	4.725
101-25.50	5.953	5.861	5.768	5.678	5.635	5.444	5.312	5.033	4.798	4.628
101-29.50	5.931	5.834	5.736	5.641	5.596	5.394	5.255	4.960	4.712	4.532
102-01.50	5.910	5.808	5.704	5.604	5.557	5.344	5.197	4.887	4.625	4.437
AVG LIFE	7.99	5.95	4.72	3.93	3.65	2.76	2.36	1.81	1.52	1.36
DURATION	5.68	4.57	3.82	3.29	3.09	2.43	2.11	1.66	1.40	1.27
FIRST PAY	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02	3/02
LAST PAY	5/21	12/16	9/13	4/11	5/10	9/07	9/06	5/05	10/04	6/04

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.